

14005741

PE 2/4/2014



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-13-14

Robert J. Wollin
Bristol-Myers Squibb Company
robert.wollin@bms.com

Re: Bristol-Myers Squibb Company
Incoming letter dated February 4, 2014

Dear Mr. Wollin:

This is in response to your letter dated February 4, 2014 concerning the shareholder proposal submitted to Bristol-Myers by Kenneth Steiner. On January 14, 2014, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154 212-546-4000

February 4, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Kenneth Steiner*
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

On December 11, 2013, Bristol-Myers Squibb Company (the "Company") submitted a letter (the "Initial Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from Kenneth Steiner (the "Proponent"). The Proposal seeks the removal of "each voting requirement in [the Company's] charter and bylaws that calls for a greater than simple majority vote."

The Initial Request indicated the Company's belief that the Proposal could be excluded from the 2014 Proxy Materials: (i) under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and (ii) under Rule 14a-8(i)(3) because the Proposal is materially false and misleading. On January 14, 2014, the Staff issued a response to the Initial Request stating that it was unable to concur in the Company's view that it may exclude the Proposal under either Rule 14a-8(i)(3) or Rule 14a-8(i)(10) (the "Staff Response").

As discussed in more detail below, the Company continues to believe that it has substantially implemented the Proposal. Moreover, we believe that the Staff Response is inconsistent with established precedent that concurs with the exclusion under Rule 14a-8(i)(10) of proposals in nearly identical circumstances. Additionally, the Company continues to believe that the Proposal is false and misleading since it contains inaccurate references that could mislead stockholders. Accordingly, we are submitting this request for reconsideration to more fully address how the Company has substantially implemented the Proposal and the aspects of the

Proposal that we believe are false and misleading. Accordingly, we respectfully request that the Staff reconsider the Staff Response and concur in our view that the Proposal may be excluded under Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

The Proponent has appointed John Chevedden as his proxy and instructed that we direct all communications regarding the Proposal to Mr. Chevedden. We have concurrently sent copies of this correspondence to Mr. Chevedden.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under this standard, the Proposal may be excluded from the 2014 Proxy Materials because neither the Company's Amended and Restated Certificate of Incorporation, as corrected and amended (this and each previous iteration, the "Certificate"), nor the Company's bylaws contain any supermajority voting requirement, except for two provisions that are applicable only to the Company's preferred stockholders. As noted in the Initial Request, the Staff previously has concurred that a company may exclude a stockholder proposal under Rule 14a-8(i)(10) where a company retains limited voting provisions to protect the investment interests of preferred stockholders that do not diminish the voting rights of holders of common stock.

Specifically, the Staff has concurred with the exclusion by the Company of very similar proposals in two previous instances. In *Bristol-Myers Squibb Company* (avail. Feb. 14, 2005), a proponent submitted a proposal that requested that "our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote—to the greatest extent possible." The Company's Board of Directors passed a resolution to eliminate the supermajority provisions it had in its Certificate at the time, stating in its no-action request to the Staff that "[t]he only supermajority voting provision that would remain if management's proposal is approved by shareholders is a provision that would make it more difficult for the Company to adopt a classified board structure." This provision would have required the approval of at least 75% of the outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, in order for the Company to adopt a classified Board. In addition, the Certificate at the time also contained the same supermajority provisions regarding preferred stock that currently are in the Certificate, and the Company had preferred stock outstanding at the time. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10), despite the remaining supermajority provisions regarding the classified Board structure and the preferred stock. The Staff reiterated this position in

Bristol-Myers Squibb Company (avail. Feb. 26, 2008), in which a proponent submitted a proposal that urged "our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes special solicitations." The Company argued that the proposal had been substantially implemented by the Board's actions and the stockholders' approval of the 2005 amendments to the Certificate described above. Again, the Staff concurred with the exclusion under Rule 14a-8(i)(10), despite the remaining supermajority provisions regarding the classified Board structure and preferred stock and the fact that the Company had preferred stock outstanding. We are aware that in *Bristol-Myers Squibb Company* (*Steiner*) (avail. Feb. 17, 2009) the Staff was unable to concur with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal that requested that "[the] board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in our Charter." However, that proposal specifically called for the elimination of the 75% provision to adopt a classified Board structure and the Company did not propose to eliminate this provision. In contrast, in the current instance, the Proposal makes no reference to the supermajority provisions regarding preferred stock and in 2010 the Company eliminated the 75% supermajority vote requirement regarding the classified Board structure.

In addition, in *Nicor Inc.* (avail. Jan. 28, 2008), the Staff concurred with the exclusion of a proposal similar to the Proposal on substantially similar facts. There a proponent submitted a proposal that stated, "[s]hareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws." The Staff concurred with the exclusion of the proposal, even though the company did not plan to eliminate provisions requiring a "supermajority vote of approval from the affected series of preferred or preference stock." In *Nicor*, similar to the instant case, the company had preferred stock outstanding when it received the proposal, when it submitted its no-action request to the Staff and when the Staff concurred with the exclusion of the proposal. Moreover, the Staff declined to reconsider its position in *Nicor* when the proponent argued that the retention of the supermajority provision regarding preferred stock failed to "fully adopt simple majority vote requirements in [the company's] Charter and By-laws." The *Nicor* precedent is nearly identical to the current instance in that it involved a company with outstanding preferred stock and a proposal that, on its face, required all supermajority provisions to be eliminated.

Finally, the Staff previously has concurred with the exclusion under Rule 14a-8(i)(10) of similar proposals in instances in which the company did not have preferred stock outstanding, but had the ability at any time to issue preferred stock without stockholder approval (so-called blank check preferred stock). *See Exxon Mobil Corp. (Steiner)* (avail. Mar. 21, 2011) (concurring with the exclusion of a similar proposal where the certificate retained a provision that required a two-thirds vote of Class B stock); *Mattel Inc.* (avail. Feb. 3, 2010) (concurring with the exclusion of a similar proposal where the company's certificate retained a two-thirds vote requirement for any series of preferred stock in certain circumstances); *MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (concurring with the exclusion of a similar proposal where the company did not eliminate the provisions requiring two-thirds votes of preferred and preference stocks in certain circumstances). Since the blank check preferred stock would have permitted these companies to issue, at any time and without stockholder approval, preferred stock subject to the existing supermajority voting provisions, we believe there is no practical distinction between the facts in the current instance and those in *Exxon Mobil*, *Mattel* and *MDU Resources*.

The Company's Certificate actually has fewer supermajority provisions now than it did in each of the previous instances in which the Staff concurred that the Company could exclude nearly identical proposals under Rule 14a-8(i)(10). Accordingly, we believe the current instance is indistinguishable from the previous no-action letters granted to the Company and the other Staff precedent discussed above and respectfully request that the Staff reconsider the Staff Response and concur in our view that the Proposal may be excluded under Rule 14a-8(i)(10).

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False And Misleading In Violation Of Rule 14a-9.

As discussed in the Initial Request, Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff consistently has concurred with the exclusion of proposals under Rule 14a-8(i)(3) where the proposals contained inaccurate references that could mislead stockholders. For example, in *General Electric Co.* (avail. Jan. 6, 2009) the proposal requested that the company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The action requested in the proposal was based on the underlying assertion that the company had plurality voting and allowed stockholders to "withhold" votes when in fact the company had implemented majority voting in the election of directors, and therefore did not provide a means for stockholders to "withhold" votes in the typical elections, and the Staff concurred that the proposal was false and misleading. *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary); *Conrail Inc.* (avail. Feb. 22, 1996) (portions of the supporting statement were materially false and misleading where they misstated a fundamental provision of a relevant plan).

Similar to the precedents cited above, the Proposal is misleading because it includes an inaccurate reference that could mislead stockholders. Specifically, the Proposal states that the Board's revisions to the Certificate should include "the 75% provision in [the Company's] Charter." This suggests that the Company has an existing 75% supermajority voting requirement in its Certificate, when the Company does not. As described above and in the Initial Request, the Company's stockholders approved an amendment to the Certificate to remove this supermajority voting provision at the Company's 2010 Annual Meeting of Stockholders. On May 7, 2010, the Company filed a certificate of amendment to the Certificate with the Secretary of State of the State of Delaware to remove this supermajority voting provision. Thus, the Proposal is false and misleading because its request that the Company take action to eliminate its supermajority voting provisions including "the 75% provision in [the Company's] Charter" is premised on the false assertion that the Company has such a provision. Accordingly, we respectfully request that the Staff reconsider the Staff Response and concur in our view that the Proposal may be excluded under Rule 14a-8(i)(3) as false and misleading.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4302 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Robert J. Wollin
Senior Counsel

Enclosures

cc: John Chevedden, via e-mail
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company
Amy L. Goodman, Gibson, Dunn & Crutcher LLP